Exhibit 10.15
April 16, 2010
Mr. Edward A. Carroll
c/o Rainbow Media Holdings, LLC
11 Penn Plaza
New York, New York 10001
          Re: Employment Agreement
Dear Ed:
          This letter (the “Agreement”) will confirm the terms of your continued employment by Rainbow Media Enterprises, Inc. (the “Company”).
          The term of this Agreement (the “Term”) shall commence as of the date it is executed by both you and the Company and shall automatically expire on April 15, 2013 (the “Expiration Date”).
          Your title continues to be President, National Programming Services. You agree to devote substantially all of your business time and attention to the business and affairs of the Company and to perform your duties in a diligent, competent and skillful manner and in accordance with applicable law.
          Your annual base salary will be a minimum of $950,000, subject to review and potential increase by the Company in its discretion. Your base salary shall not be reduced during the Term.
          Your annual target bonus will be 100% of your annual base salary. Bonus payments are based on actual salary dollars paid during the year and depend on a number of factors including Cablevision Systems Corporation (“Cablevision”), unit and individual performance. However, the decision whether or not to pay a bonus, and the amount of any such bonus, will be made by the Company in its sole discretion. In order to receive a bonus, you must be employed by the Company at the time bonuses are being paid.
          You will also continue to be eligible, subject to your continued employment by the Company and actual grant by the Compensation Committee of the Board of Directors of Cablevision (the “Compensation Committee”) in its sole discretion, to participate in all long-term equity and other incentive programs at the level available to similarly situated executives at the

Company. Any such awards would be made pursuant to the applicable plan documents and would be subject to terms and conditions established by the Compensation Committee in its sole discretion or otherwise and that would be detailed in separate agreements you would receive after any award is actually made.
          You will also continue to be eligible for our standard benefits program. Participation in our benefits program is subject to meeting the relevant eligibility requirements, payment of the required premiums, and the terms of the plans themselves. We currently offer medical, dental, vision, life, and accidental death and dismemberment insurance, short- and long-term disability insurance, a savings and retirement program and ten paid holidays. You will be entitled to four (4) weeks vacation per year, to be accrued and used in accordance with Company policy.
          Effective immediately, you and the Company agree to be bound by the additional covenants and provisions applicable to each that are set forth in the Annex attached hereto, which Annex shall be deemed to be a part of this Agreement.
          If your employment with the Company is terminated during the Term (1) involuntarily by the Company or (2) by you for “Good Reason,” and at the time of such termination under clause (1) or (2) “Cause” does not exist, then, subject to your execution and the effectiveness of a severance agreement satisfactory to the Company and Cablevision, which severance agreement shall include, without limitation, a full and complete general release in favor of the Company, Cablevision and their respective affiliates and their respective directors and officers, as well as your agreement to non-competition, non-solicitation, non-disparagement, confidentiality and further cooperation obligations and restrictions, the Company will provide you with Severance in an amount to be determined by the Company (the “Severance Amount”), but in no event less than two (2) times the sum of (i) your annual base salary plus (ii) your target annual bonus, each as in effect at the time your employment terminates. Sixty percent (60%) of the Severance Amount will be payable to you on the six-month anniversary of the date your employment so terminates (the “Termination Date”) and the remaining forty percent (40%) of the Severance Amount will be payable to you on the twelve-month anniversary of the Termination Date. If such Termination Date occurs prior to the payment of an annual bonus for the preceding year, you shall remain eligible to receive an annual bonus for the preceding year if, when and to the same extent that other similarly situated employees receive payment of bonuses for such year as determined by the Compensation Committee in its sole discretion (and subject to the satisfaction of any applicable performance objectives).
          In connection with any termination of your employment described above, other than as specifically provided above (i) all equity or cash incentive grants or awards you may then have outstanding will be treated in accordance with their terms, and (ii) you shall not be eligible for any annual bonus with respect to your or the Company’s performance during the calendar year in which the Termination Date occurs.
          Notwithstanding any other provision of this Agreement, the Company may terminate your employment at any time, with or without notice or reason. This Agreement shall automatically terminate upon your death.

          The Company may withhold from any payment due to you hereunder any taxes that are required to be withheld under any law, rule or regulation.
          If and to the extent that any payment or benefit hereunder, or any plan or arrangement of the Company or its affiliates, is determined by the Company to constitute “non-qualified deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) and is payable to you by reason of your termination of employment, then (a) such payment or benefit shall be made or provided to you only upon a “separation from service” as defined for purposes of Section 409A under applicable regulations and (b) if you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), such payment or benefit shall not be made or provided before the date that is six months after the date of your separation from service (or your earlier death). Any amount not paid in respect of the six-month period specified in the preceding sentence will be paid to you in a lump sum after the expiration of such six-month period. Any such payment or benefit shall be treated as a separate payment for purposes of Section 409A to the extent Section 409A applies to such payments.
          To the extent any expense reimbursement is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except under any lifetime limit applicable to expenses for medical care), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.
          If any payment otherwise due to you hereunder would result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will instead pay you either (i) such amount or (ii) the maximum amount that could be paid to you without the imposition of the excise tax, depending on whichever amount results in your receiving the greater amount of after-tax proceeds (as reasonably determined by the Company). In the event that any payment or benefits payable to you hereunder would be reduced because of the imposition of such excise tax, then such reduction will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, such payments or benefits will be reduced in the inverse order of when the payments or benefits would have been made to you (i.e., later payments will be reduced first) until the reduction specified is achieved.
          This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement sh all inure to the benefit of, and be enforceable by, your legal representatives. This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns.
          To the extent permitted by law, you hereby waive any and all rights to a jury trial with respect to any claim arising out of or in any way connected with or related to this Agreement, your employment by the Company or the termination of your employment with the Company.

          This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State.
          You hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and you hereby waive, and agree not to assert, as a defense that you are not subject thereto or that the venue thereof may not be appropriate.
          You hereby agree that mailing of notice, process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof if delivered to you at your address set forth above or to such other address as you may later designate in writing for the receipt of such notices.
          This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
          The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render the same legal, valid and enforceable, and the other remaining provisions of this Agreement shall not be affected but shall remain in full force and effect. ·
          Capitalized terms used in this Agreement, including in the Annex attached hereto, shall have the meanings set forth below:
     “Cause” means, as determined by the Board of Directors (or an appropriate committee thereof) of the Company, your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any crime involving moral turpitude or any felony.
          “Good Reason” means that (1) without your consent, (A) your base salary or annual bonus target is reduced, (B) your title is reduced, (C) you report directly to someone other than the Chairman or the President and Chief Executive Officer of the Company or a Chairman, President, Chief Executive Officer, Vice Chairman or Chief Operating Officer of Cablevision, or (D) the Company requires that your principal office be located more than fifty (50) miles from Manhattan, (2) you have given the Company written notice, referring specifically to this letter and definition, that you do not consent to such action, (3) the Company has not corrected such action within 30 days of receiving such notice, and (4) you voluntarily terminate your employment within 90 days following the happening of the action described in subsection (1) above.

          It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. From and after the date of this Agreement, this Agreement shall supersede any other employment or severance agreement or arrangements between the parties including, without limitation, that certain prior letter dated October 17, 2007 (as amended December 5, 2008) (and you shall not be eligible for separate severance benefits under any plan, program or policy of the Company, Cablevision or any of their respective affiliates).

RAINBOW MEDIA ENTERPRISES, INC.
/s/ Joshua W. Sapan
By: Joshua W. Sapan
Title:	CEO

ACCEPTED AND AGREED:

/s/ Edward A. Carroll Edward A. Carroll

ANNEX
          This Annex constitutes part of the Agreement, dated April 16, 2010, by and between Edward A. Carroll (“You”) and Rainbow Media Enterprises, Inc. (the “Company”). Terms defined in the Agreement shall have the same meanings in this Annex.
          You agree to comply with the following covenants in addition to those set forth in the Agreement.
1. Confidentiality
          (a) Agreement. You agree to keep the existence and terms of this Agreement confidential and not to disclose them to any persons other than to your legal, financial and/or tax advisors or to members of your immediate family (all of whom shall also be bound by the foregoing confidentiality covenant) or as required by law, rule, regulation or judicial process.
          (b) Confidential and Proprietary Information. You agree to retain in strict confidence and not use for any purpose whatsoever or divulge, disseminate, copy, disclose to any third party, or otherwise use any Confidential Information, other than for legitimate business purposes of the Company and its affiliates. As used herein , “Confidential Information” means any non-public information of a confidential, proprietary, commercially sensitive or personal nature of, or regarding, the Company or any of its affiliates or any director, officer or member of senior management of any of the foregoing (collectively “Covered Parties”). The term Confidential Information includes information in written, digital, oral or any other format and includes, but is not limited to (i) information designated or treated as confidential, (ii) budgets, plans, forecasts or other financial or accounting data; (iii) subscriber, customer, guest, fan vendor or shareholder lists or data; (iv) technical or strategic information regarding the Covered Parties’ cable, data, telephone, programming, advertising, sports, entertainment, film production, theatrical, motion picture exhibition or other businesses, (v) advertising, business, sales or marketing tactics and strategies; (vi) policies, practices, procedures or techniques, (vii) trade secrets or other intellectual property; (viii) information, theories or strategies relating to litigation, arbitration, mediation, investigations or matters relating to governmental authorities; (ix) terms of agreements with third parties and third-party trade secrets; (x) information regarding employees, players, coaches, agents, consultants, advisors or representatives, including their compensation or other human resources policies and procedures and (xi) any other information the disclosure of which may have an adverse effect on the Covered Parties’ business reputation, operations or competitive position, reputation or standing in the community.
          (c) Exception for Disclosure Pursuant to Law. Notwithstanding the foregoing, the obligations of this section, other than with respect to subscriber or customer information, shall not apply to Confidential Information that is:
1)	already in the public domain;

2)	disclosed to you by a third party with the right to disclose it in good faith; or

3)	specifically exempted in writing by the applicable Covered Party from the applicability of this Agreement.
          Notwithstanding anything contained elsewhere in this Agreement, you are authorized to make any disclosure required of you by any federal, state or local laws or judicial, arbitral or governmental agency proceedings, after providing the Company with prior written notice and an opportunity to respond prior to such disclosure.
2. Non-Compete
          You acknowledge that due to your executive position in the Company and your knowledge of Confidential Information, your employment or affiliation with certain businesses would be detrimental to the Company and/or its affiliates. You agree that, without the prior written consent of the Company, you will not represent, become employed by, consult to, advise in any manner or have any material interest, directly or indirectly, in any Competitive Entity (as defined below). A “Competitive Entity” shall mean (1) any person, entity or business that competes with any of the Company’s or any of its affiliate’s cable television, telephony or online data businesses in the New York City Metropolitan Area (as defined below); (2) any person, entity or business that competes with any of the Company’s or any of its affiliates’ programming, cinema, advertising, theatrical production, film production, sports or entertainment or other businesses, nationally or regionally; or (3) any trade or professional association representing any of the businesses covered by this paragraph, other than the National Cable Television Association and any state cable television association. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not, by itself, be a violation of this paragraph. This agreement not to compete will expire on the first anniversary of the date on which your employment with the Company has terminated. By accepting this Agreement, you understand that the terms and conditions of this Section 2 may limit your ability to earn a livelihood in a business similar to the business of the Company and its affiliates, but nevertheless hereby agree that the restrictions and limitations hereof are reasonable in scope, area and duration, and that the consideration provided under the Agreement is sufficient to justify the restrictions and limitations contained herein.
          “New York City Metropolitan Area” shall mean all locations within the following counties: (i) New York, Richmond, Kings, Queens, Bronx, Nassau, Suffolk, Westchester, Rockland, Orange, Putnam, Sullivan, Dutchess, and Ulster in New York State; (ii) Hudson, Bergen, Passaic, Sussex, Warren, Hunterdon, Somerset, Union, Morris, Middlesex, Mercer, Monmouth, Essex and Ocean in New Jersey; (iii) Pike in Pennsylvania; and (iv) Fairfield and New Haven in Connecticut.
3. Additional Understandings
          You agree, for yourself and others acting on your behalf, that You (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the Company, any of its affiliates or any of their respective incumbent or former officers, directors, agents, consultants, employees, successors and assigns.

          This agreement in no way restricts or prevents you from providing truthful testimony concerning the Company or its affiliates as required by court order or other legal process; provided that you afford the Company written notice and an opportunity to respond prior to such disclosure.
          In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics and other technical, business, financial, advertising, sales, marketing, customer or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.
4. Further Cooperation
          Following the date of termination of your employment with the Company, you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the Company in connection with any matter with which you were involved prior to such employment termination, or in any litigation or administrative proceedings or appeals (including any preparation therefor) where the Company believes that your personal knowledge, attendance or participation could be beneficial to the Company or its affiliates. This cooperation includes, without limitation, participation on behalf of the Company and/or its affiliates in any litigation, administrative or similar proceeding, including providing truthful testimony.
          The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of any such expense before it is incurred.
5. No Hire or Solicit
          For the term of the Agreement and until one year after the termination of your employment, you agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any employee of the Company or any of its affiliates. This restriction does not apply to any employee who was discharged by the Company or any of its affiliates. In addition, this restriction will not prevent you from providing references.

6. Specific Performance; Injunctive Relief
          You understand and agree that the Company will suffer immediate, irreparable harm in the event you breach any of your obligations under the covenants and agreements set forth in this Annex, that monetary damages will be inadequate to compensate the Company for such breach and that the Company shall be entitled to injunctive relief as a remedy for any such breach (or threatened breach). Such remedy shall not be deemed to be the exclusive remedy in the event of breach by you of any of the covenants or agreements set forth in this Annex, but shall be in addition to all other remedies available to the Company at law or in equity. You hereby waive, to the extent you may legally do so, any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive or other equitable relief, and further waive, to the extent you may legally do so, the defense in any action for specific performance or other equitable remedy that a remedy at law would be adequate. Notwithstanding anything to the contrary contained in this Agreement, in the event you violate the covenants and agreements set forth in this Annex, then, in addition to all other rights and remedies available to the Company, the Company shall have no further obligation to pay you any severance benefits or to provide you with any other rights or benefits to which you would have been entitled pursuant to this Agreement had you not breached the covenants and agreements set forth in this Annex. You further acknowledge and agree that the services rendered by you for the Company are special and unique and that a part of the consideration set forth in the Agreement is in exchange for your promises set forth in Section 2 (Non-Competition) in this Annex, and that the provisions set forth in this Annex are reasonable and necessary for the Company’s legitimate protection of its business interests.
7. Survival
          The covenants and agreement set forth in this Annex shall survive any termination or expiration of this Agreement and any termination of your employment with the Company, in accordance with their respective terms.